Via Facsimile and U.S. Mail
Mail Stop 4720

November 6, 2009

Xin Sun
CEO and CFO
China Health Industries Holdings, Inc.
68 Binbei Street
Songbei District, Harbin City
People's Republic of China

Re: **China Health Industries Holdings, Inc.**
     Form 10-K filed October 27, 2009
     File No. 000-51060

Dear Mr. Sun:

        We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page F-3

1. We note that the audit report of your independent accountants includes a scope limitation as they were not present to observe the physical inventory taken as of June 30, 2009. We also note that the auditors were not able to satisfy themselves as to inventory quantities through other audit procedures. Any qualification with respect to the scope of an audit represents a substantial deficiency in the document filed with the Commission, since in these situations the auditor was unable to perform all the procedures required by professional standards to support

the expression of an opinion. Scope qualifications are not acceptable under Article 2 of Regulation S-X. You should immediately amend your Form 10-K to remove the audit report signed by e-FANG Accountancy Corp & CPA and prominently disclose in Note 1 to the financial statements that the financial statements for the year ended June 30, 2009 are not audited. In addition, label the June 30, 2009 columns of the financial statements as "Not Audited". Once the audit of the financial statements has been completed without a scope qualification, file an amendment to the Form 10-K/A to remove the disclosures regarding the lack of an audit and file the audit report accompanied by the financial statements.

Item 9A. Controls and Procedures, page 29

2. On page F-3, the audit report of e-FANG Accountancy Corp & CPA states "we were not present to observe the physical inventory taken as of June 30, 2009 and owing to the nature of the Company's records, we were unable to satisfy ourselves as to inventory quantities by other audit procedures." You should consider the effect of "the nature of [your] records" on your officers' conclusions regarding the effectiveness of your Internal Controls over Financial Reporting and Disclosure Controls and Procedures as it does not appear that your internal controls and procedures and disclosure controls and procedures were effective as of June 30, 2009. See Items 307 and 308 of Regulation S-K. Accordingly, you should revise your disclosure in Item 9A of your amended Form 10-K. Alternatively, if your officers conclude that your internal controls and procedures and disclosure controls and procedures were effective despite "the nature of [your] records," please provide us with a detailed analysis that supports their conclusions.

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Until you file restated audited financial statements with an unqualified auditor's report:

- Your Form 10-K will not have met the filing obligations under Section 13(a) of the Securities and Exchange Act of 1934;

- Registration statements under the Securities Act of 1933 and post-effective amendments to registration statements will not be declared effective;

- Offerings should not be made pursuant to effective registration statements, including Form S-8,

- You will not be permitted to make offerings under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation; and

- Sales of securities under Rule 144 will not be permitted.

Please amend your Form 10-K and respond to these comments by Friday, November 13, 2009. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, Jennifer Riegel, Staff Attorney, at (202) 551-3575 or Daniel Greenspan, Special Counsel, at (202) 551-3623 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Benjamin A. Tan, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway 32nd Floor
        New York, NY 10006